Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”)

Suite 3680 – 1 Place Ville-Marie

Montreal, Quebec, H3B 3P2

Canada

2.	Date of Material Change

April 9, 2021

3.	News Release

On April 9, 2021, the Company issued a press release disclosing the matters described herein, which was disseminated through the facilities of Cision. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On April 9, 2021, the Company announced that it had entered into a binding Heads of Agreement (“HoA”) with Rio Tinto International Holdings Ltd. (“RTIH” and, together with its affiliates, “Rio Tinto”) to provide an updated funding plan (the “Funding Plan”) for the completion of the Oyu Tolgoi LLC (“OT”) underground project in Mongolia. The Funding Plan is designed to address the estimated remaining funding requirement of approximately US$2.3 billion and replaces the non-binding Memorandum of Understanding that RTIH and Turquoise Hill previously entered into on September 9, 2020. The estimated remaining funding requirement is based on the terms of the HoA and current anticipated copper prices, among other factors, and does not include funding, if any, which may become required for a power plant.

5.1	Full Description of Material Change

Description of the HoA and its Material Terms

On April 9, 2021, the Company announced that it had entered into a binding HoA with RTIH to provide the Funding Plan for the completion of the OT underground project in Mongolia. Under the HoA, subject to securing approval by the board of directors of OT and any required support from the Government of Mongolia, Turquoise Hill and Rio Tinto will:

•

pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of OT by up to US$1.4 billion; and

•	seek to raise up to US$500 million in senior supplemental debt (“SSD”) under the existing project financing arrangements from selected international financial institutions.

In addition, RTIH has committed to address any potential shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as OT’s project financing, while Turquoise Hill has committed to complete an equity offering of common shares for up to US$500 million in the form of, and at Turquoise Hill’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to US$500 million within six months of the Co-Lending Facility becoming available.

Turquoise Hill and Rio Tinto have also jointly agreed in the HoA to obtain an order dismissing the arbitration instituted by Turquoise Hill in November 2020 on a without prejudice basis and without costs, including an order vacating the interim measures order.

5.1.1.	Disclosure Required under Section 5.2 of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions

Purpose and Business Reasons for the HoA and Anticipated Effect on the Company’s Business and Affairs

As disclosed by the Company in its various annual filings for the financial year ended December 31, 2020, it has been estimated that there is a base case incremental funding requirement of approximately US$2.3 billion (based on the terms of the HoA and current anticipated copper prices, among other factors, but such figure does not include funding, if any, which may become required for a power plant) in order to complete development of the OT underground mining project. The Funding Plan is designed to address such estimated remaining funding requirement and replaces the non-binding Memorandum of Understanding that RTIH and Turquoise Hill previously entered into on September 9, 2020. The Funding Plan sets out a collaborative and binding contractual framework to address the estimated remaining known funding requirement in order to complete the development of the OT underground project.

Rio Tinto as Related/Interested Party and Board Approval Process

On November 25, 2019, the Board of Directors of the Company established a special committee comprised solely of independent directors (the “Special Committee (Financing)”) to, among other things, assess, consider, review and, to the extent appropriate, supervise the negotiation of any new financing, refinancing or expansion of any existing financing by the Company. The Special Committee (Financing) retained both independent financial advisors and independent legal counsel. On April 8, 2021, the Special Committee (Financing) unanimously determined that entering into the HoA is in the best interests of the Company and unanimously recommended to the Board of Directors of the Company that it approve the HoA and authorize the Company to enter into the HoA. Immediately following such recommendation from the Special Committee (Financing), on April 8, 2021, the Board of Directors of the Company unanimously determined that entering into the HoA is in the best interests of the Company and unanimously approved the HoA and authorized the Company to enter into the HoA.

In light of Rio Tinto’s ownership of approximately 50.8% of the issued and outstanding common shares of the Company, the Special Committee (Financing) and the Board of Directors noted that, under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the commitment by Rio Tinto in the HoA to enter into and provide the Co-Lending Facility, if, as and when required to be made available to OT in accordance with the terms and conditions of the HoA, would be a “related party transaction”, as described in paragraph (j) of the definition of “related party transaction”.

Throughout the process, the Special Committee (Financing) received advice from independent legal and financial advisors with respect to the terms of the HoA and the benefits of the Co-Lending Facility. As the HoA provides that funds advanced under the Co-Lending Facility will be made on substantially the same terms as the senior loans under the existing arm’s length project financing, and subject to the same completion support fees payable to Rio Tinto that other senior secured loans under the Project Financing are subject to, the Special Committee (Financing) determined that if, as and when implemented and made available to OT in accordance with the terms of the HoA, loans from Rio Tinto under the Co-Lending Facility would be loans obtained from a related party on reasonable commercial terms that are not less advantageous to OT (as a subsidiary of the Company) than if the loans were obtained from a person dealing at arm’s length with OT (as a subsidiary of the Company). Based on this determination, and the fact that loans under the facility will not be convertible into or repayable in equity or voting securities of the Company or a subsidiary of the Company, the Co-Lending Facility will be exempt from the minority approval requirement pursuant to paragraph 5.7(1)(f) of MI 61-101. As a transaction of the type described in paragraph (j) of the definition of “related party transaction” in MI 61-101, the Co-Lending Facility is not and would not be subject to any formal valuation requirement. The Co-Lending Facility will not close within 21 days of this material change report.

The HoA has been filed under Turquoise Hill’s profile on SEDAR at www.sedar.com and is also available on Turquoise Hill’s website at www.turquoisehill.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this Report may be obtained from Yaoqi Wang, Legal Counsel & Assistant Corporate Secretary at (514) 848-1567. Ms. Wang is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

9.	Date of Report

April 16, 2021